EXHIBIT 4.1

Unrivaled Brands, Inc. – Matthew Guild/Sterling Harlan

SILVERSTREAK BINDING TERM SHEET

This binding Term Sheet (the “Silverstreak Term Sheet”) constitutes a commitment by the parties hereto to negotiate in good faith and to enter into one or more definitive agreements as set forth herein. This Silverstreak Term Sheet is intended as a description of the material terms in connection with the settlement of those certain Unsecured Promissory Notes, dated on or about October 1, 2021 (the “Original Notes”), executed by the Borrower (as defined below), in favor of one or more Noteholders (as defined in the Original Notes) and does not purport to summarize all of the conditions, covenants, representations, warranties, and other provisions that would be contained in definitive documentation for the transaction contemplated hereby. The terms and conditions of the potential transactions described below are not limited to those set forth herein. Matters that are not covered by the provisions of this Silverstreak Term Sheet are subject to the approval and mutual agreement of the parties. This Silverstreak Term Sheet shall be exclusively governed in all respects by the laws of the State of California.

Transaction Overview:	The settlement of the Original Notes (collectively, the “New Notes” and each, a “New Note”).

Note Documents:

The New Notes will be governed by definitive note documentation (collectively, the “New Note Documents” and the principles set forth in this paragraph, the “Documentation Principles”), based substantially on the Original Notes and the other documents executed in connection therewith, with modifications as necessary to reflect the terms specifically set forth in this Silverstreak Term Sheet. The New Note Documents will (i) be negotiated in good faith, and (ii) contain such other terms as the Borrower and the noteholders shall mutually agree.

Terms of the New Notes

Borrower:	Unrivaled Brands, Inc., a Nevada corporation (the “Borrower”).

Closing Date:	The date that the definitive documentation is executed, targeted to be on or before April 15, 2023 (the “Closing Date”).

Maturity:	The final maturity will occur on March 15, 2028 (the “Maturity Date”).

Repayment:

The Parties agree the aggregate original principal amount of the New Notes is $1,250,000.00 (the “New Outstanding Settlement Amount”). The New Outstanding Settlement Amount consists of (i) $1,000,000 due to Sterling Harlan (“S. Harlan”) and $250,000 due to Matthew Guild (“M. Guild”). The Parties agree that upon signing of this Term Sheet, Borrower will make an initial payment on the New Outstanding Settlement Amount in cash of $24,000 to S. Harlan and $6,000 to M. Guild. The parties also agree that the Borrower will be responsible for the liability of $527,089.99 of incurred payroll tax plus penalties and interest (the “Tax Liability”) to be remitted to the IRS. The outstanding principal will be paid in monthly payments (other than for the final payment due and payable on the Maturity Date) as outlined in Schedule A (each payment date, a “Payment Due Date”).

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Security:	The New Notes will be unsecured.

Form of Payment:	On every Payment Due Date, 80% of each payment shall be allocated to S. Harlan and 20% to M. Guild pro rata. Payments shall be wired per the wire instructions provided by the Lenders.

Voluntary Prepayments:	The Borrower may prepay, in whole or in part, at any time without premium or penalty.

Interest Rate:

Interest will accrue at a rate of 10.0% per annum. In the event of a material Event of Default (as defined below), interest will accrue at a rate of 15.0% per annum until such Event of Default (as defined below) is cured.

Covenants:	Substantially similar to those in the Original Notes, with modifications to be mutually agreed upon.

Default:	The occurrence of any one or more of the following events will constitute a default by Borrower hereunder (each, an “Event of Default”):

Borrower fails to pay any payment in accordance with the terms of any New Note and such payment remains uncured for a period of fifteen (15) days or more following written notice from Lender to Borrower;

Borrower fails to pay on the Maturity Date the full amount of interest then accrued on this Note or the full amount of any principal on any New Note and such failure remains uncured for a period of fifteen (15) days or more following written notice from Lender to Borrower;

Terms from the Original Notes will be reinstated if the Borrower defaults on any aspect of any New Note and which default remains uncured for thirty (30) days.

General Terms

Binding Agreement:

This Silverstreak Term Sheet constitutes a binding obligations of the parties hereto, enforceable according to the terms of this Silverstreak Term Sheet. The parties hereto acknowledge the binding nature of this Silverstreak Term Sheet and agree to be bound by the terms, conditions, covenants, and obligations set forth herein. This Silverstreak Term Sheet shall remain in effect until April 30, 2023 (the “Drop Dead Date”). If the New Note Documents and any additional definitive documents contemplated by this Silverstreak Term Sheet have not been executed by the Drop Dead Date, then this Silverstreak Term Sheet shall be considered void and the parties shall each be released of their obligations set forth herein. Notwithstanding the foregoing, the parties hereto may extend the Drop Date at any time by mutual agreement in writing.

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Additional Provisions:

The Note Documents will contain conditions precedent, affirmative covenants, negative covenants, representations and warranties, indemnities, events of default and remedies, assignment, and other provisions generally customary for transactions of this type (in each case, substantially similar to those in the Original Notes, subject to certain baskets, exceptions, knowledge and materiality qualifiers, and limitations, as appropriate, to be negotiated in such Note Documents, subject to the Documentation Principles). The transactions contemplated herein shall be subject to approval by the Borrower’s board of directors and, as applicable, stockholder approval.

The Borrower will agree to waive and release S. Harlan and M. Guild from and liability for, and assume responsibility for: (1) the Tax Liability, as defined above; and (2) the tax liabilities referenced in the letter (“the Indemnification Notice Letter”), attached as Exhibit 2 hereto, regarding “Indemnification claim pursuant to Stock Purchase Agreement, dated as of June 9, 2021.” The tax liabilities are (a) Taxes owed to the California Department of Tax and Fee Administration in the amount of $145,367.80, (b) Taxes owed to the Internal Revenue Service in the amount of $1,718,842.00, (c) Taxes owed to the California Franchise Tax Board in the amount of $165,676.51, and (e) Taxes owed to the California Employee Development Department in the amount of $252,833.26, all relating to periods prior to the Closing Date of the Stock Purchase Agreement, dated as of June 9, 2021.

In exchange for S. Harlan and M. Guild’s agreement to the New Note Documents and related definitive agreements, Borrower, on behalf of it itself and its subsidiaries, affiliates, successors, assigns, and related parties, shall provide a general release of all known and unknown claims against S. Harlan and M. Guild based on or related to: liabilities, costs or damages arising out of, incurred or sustained by, or imposed upon the releasing parties, including those relating to the Stock Purchase Agreement, dated as of June 9, 2021, up through the effective date of New Note Documents.

[Signatures on Following Page]

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Signed and Agreed on March 23, 2023:

_________________________________________ Sterling Harlan

_________________________________________ Matthew Guild

UNRIVALED BRANDS, INC. By: ______________________________________ Name: ________________________________ Title: _________________________________

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